Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the incorporation by reference in this Registration Statement on Form S-3 of our report dated February 26, 2009, except for the effects of the changes in accounting for convertible debt instruments and the computation of earnings per share as discussed in the section entitled “Adoption of Recent Accounting Pronouncements and Adjusted Consolidated Financial Statements” in Note 1, as to which the date is June 5, 2009, relating to the financial statements and the effectiveness of internal control over financial reporting, which appears in the Current Report on Form 8-K of Equinix, Inc., dated June 8, 2009. We also consent to the reference to us under the heading “Experts” in such Registration Statement.

/s/ PricewaterhouseCoopers LLP

San Jose, California

June 7, 2009